                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 Schedule 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                       INTERNATIONAL AIRCRAFT INVESTORS
                               (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                                   458860103
                                (CUSIP NUMBER)

                            Richard N. Massey, Esq.
                                Kutak Rock LLP
                      425 West Capitol Avenue, Suite 1100
                          Little Rock, Arkansas 72201
                                (501) 975-3000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                          NOTICES AND COMMUNICATIONS)

                               February 9, 2000

            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [_]

CUSIP No.                                       458860103
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1.   Name of Reporting Person                   Key Colony Fund, L.P.


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     I.R.S Identification
     No. of Above Person (entities only)        91-1948637

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2.   Check the Appropriate Box                 (a) [X]
                                                   ---
     if a Member of a Group                    (b) [_]

     (See Instructions)
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3.   SEC Use Only


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4.   Source of Funds
     (See Instructions)                         WC

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant           Not Applicable
     to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6.   Citizenship or Place
     of Organization                            Delaware

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Number of Shares Beneficially Owned by Each Reporting Person With:

  7.  Sole Voting Power                         194,500
  8.  Shared Voting Power                       0
  9.  Sole Dispositive Power                    194,500
  10. Shared Dispositive Power                  0

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11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person             194,500

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See Instructions)                         Not Applicable

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13.  Percent of class represented by
     amount in Row (11)                         4.6%

--------------------------------------------------------------------------------
14.  Type of Reporting Person
     (See Instructions)                         IV, IN

CUSIP No.                                       458860103
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1.   Name of Reporting Person                   Lieblong Transport, Inc.

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     I.R.S Identification
     No. of Above Person (entities only)        71-0779664

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                  (a) [X]
                                                    ---
     if a Member of a Group                     (b) [_]
     (See Instructions)                             ---
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     (See Instructions)                         WC

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant           Not Applicable
     to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6.   Citizenship or Place
     of Organization                            Delaware

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

  7.  Sole Voting Power                         29,200
  8.  Shared Voting Power                       0
  9.  Sole Dispositive Power                    29,200
  10. Shared Dispositive Power                  0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person             29,200

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        Not Applicable
     (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of class represented by
     amount in Row (11)                         .7%

--------------------------------------------------------------------------------
14.  Type of Reporting Person
     (See Instructions)                         CO

CUSIP No.                                       458860103
--------------------------------------------------------------------------------
1.   Name of Reporting Person                   Paul Spann


--------------------------------------------------------------------------------
     I.R.S Identification
     No. of Above Person (entities only)        ###-##-####

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                  (a) [X]
                                                    ---
     if a Member of a Group                     (b) [_]
     (See Instructions)                             ---

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     (See Instructions)                         WC

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant           Not Applicable
     to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6.   Citizenship or Place
     of Organization                            Arkansas

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

  7.  Sole Voting Power                         1,000
  8.  Shared Voting Power                       0
  9.  Sole Dispositive Power                    1,000
  10. Shared Dispositive Power                  0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person             1,000

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares        Not Applicable
     (See Instructions)

--------------------------------------------------------------------------------
13.  Percent of class represented by
     amount in Row (11)                         .02%

--------------------------------------------------------------------------------
14.  Type of Reporting Person
     (See Instructions)                         BD, IN

CUSIP No.                                       458860103
--------------------------------------------------------------------------------
1.   Name of Reporting Person                   Alex R. Lieblong

--------------------------------------------------------------------------------
     I.R.S Identification
     No. of Above Person (entities only)

--------------------------------------------------------------------------------
2.   Check the Appropriate Box                  (a) [X]
                                                    ---
     if a Member of a Group                     (b) [_]
     (See Instructions)

--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Source of Funds
     (See Instructions)                         WC

--------------------------------------------------------------------------------
5.   Check Box if Disclosure of Legal
     Proceedings is Required Pursuant           Not Applicable
     to Items 2(d) or 2(e)

-------------------------------------------------------------------------------
6.   Citizenship or Place
     of Organization                            Arkansas

--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With:

  7.  Sole Voting Power                         15,000
  8.  Shared Voting Power                       0
  9.  Sole Dispositive Power                    15,000
  10. Shared Dispositive Power                  0

--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially
     Owned by Each Reporting Person             15,000

--------------------------------------------------------------------------------
12.  Check Box if the Aggregate Amount
     in Row (11) Excludes Certain Shares
     (See Instructions)                         Not Applicable

--------------------------------------------------------------------------------
13.  Percent of class represented by
     amount in Row (11)                         0.4%

--------------------------------------------------------------------------------
14.  Type of Reporting Person
     (See Instructions)                         BD, IA, IN

ITEM 1. SECURITY AND ISSUER.

     This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock") of International Aircraft Investors, a California corporation (the "Issuer" or "Company"). The principal executive offices of the Issuer are located at 3655 Torrance Boulevard, Suite 410, Torrance, California 90503.

ITEM 2. IDENTITY AND BACKGROUND.

     This statement is filed jointly by the entities identified below (collectively the "Holders"):

  1. (a) Name:
         Key Colony Fund, L.P. ("KCF")
     (b) State of Organization:
         Delaware
     (c) Principal Business:
         Private Investment Fund
     (d) Residence or Business Address:
         10825 Financial Centre Parkway
         Suite 100, Little Rock, AR 72211
     (e) Criminal Convictions: None
     (f) Civil Proceedings: None

  2. (a) Name:
         Lieblong Transport, Inc. ("LTI")
     (b) State of Organization:  Delaware
     (c) Principal Business:
         Owner and Operator of 1 Airplane
     (d) Residence or Business Address:
         10825 Financial Centre Parkway,
         Suite 100, Little Rock, AR 72211
     (e) Criminal Convictions: None
     (f) Civil Proceedings: None

  3. (a) Name:
         Paul Spann ("PS")
     (b) Residence or Business Address:
         Lieblong & Associates, Inc.
         10825 Financial Centre Parkway,
         Suite 100, Little Rock, AR 72211
     (c) Principal Business:
         Broker
     (d) Criminal Convictions: None
     (e) Civil Proceedings: None
     (f) Citizenship: Arkansas

  4. (a) Name:
         Alex R. Lieblong ("ARL")
     (b) Residence or Business Address:
         Lieblong & Associates, Inc.
         10825 Financial Centre Parkway,
         Suite 100, Little Rock, AR 72211
     (c) Principal Business:
         Broker
     (d) Criminal Convictions: None
     (e) Civil Proceedings: None
     (f) Citizenship: Arkansas


     The name, residence or business address, and the principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each executive officer and director and each controlling person, if any, and the general partner, as applicable, of the reporting persons named above is set forth in Exhibit A hereto. To the best knowledge of the persons listed in Item 2 hereof, each person listed on Exhibit A is a United States citizen except where otherwise noted and, during the last five years, no person listed in Exhibit A attached (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     239,700 shares of the Common Stock of the Issuer were purchased with funds in the amount of $1,578,088.04 from the available cash resources of VCL, PS, ARL, LTI and KCF (the "Holders").

ITEM 4. PURPOSE OF TRANSACTION.

     The Common Stock of the Issuer was purchased by the Holders primarily for investment purposes. The Holders will evaluate the Issuer's financial condition, business operations and prospects, the market price of the Common Stock, alternative investment opportunities, conditions in the securities market generally and other factors on an ongoing basis. Accordingly, the Holders reserve the right to change their plans and intentions at any time. The Holders specifically reserve the right to purchase additional shares or sell shares of Common Stock of the Issuer on the open market or in private transactions to communicate with other shareholders of the Issuer, to seek the election of representation of Holders to the Board of Directors of the Issuer and to take other action that could influence or control management of the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     (a) Information with respect to the aggregate number, and percentage, of all outstanding Common Stock beneficially owned as of February 18, 2000 by each of the Holders is set forth below:

                                                   SHARES OF                    PERCENTAGE OF
                                                   ---------                    -------------
     NAME                                         COMMON STOCK                OUTSTANDING SHARES
     ----                                         -------------               ------------------
     Key Colony Fund, L.P.                           194,500                         4.60%

     Lieblong Transport, Inc.                         29,200                          .70%

     Paul Spann                                        1,000                          .02%

     Alex R. Lieblong                                 15,000                           .4%

     (b) The Holders' response to Items 7 through 13 of the cover pages of this Schedule 13D relating to beneficial ownership of shares of Common Stock are incorporated herein by reference.

     (c) According to the Issuer's most current filing with the SEC, the Issuer has 4,209,204 shares of Common Stock outstanding. The Holders, at the present time, collectively own 239,700 shares of the Issuer's Common Stock (constituting approximately 5.6 % of all of the outstanding shares of Common Stock). Transactions by the Holders in shares of Common Stock of the Issuer in the last sixty days are as follows:

                             KEY COLONY FUND, L.P.

                          TYPE OF                         NUMBER                   PRICE
                          -------                         -------                  -----
 DATE                   TRANSACTION                      OF SHARES                PER SHARE
 ----                   -----------                      ---------                --------
12/20/99                Market Purchase                      2,000                    6.38
12/20/99                Market Purchase                        900                    6.25
12/20/99                Market Purchase                      1,100                    6.19
12/21/99                Market Purchase                        300                    6.06
12/22/99                Market Purchase                      1,700                    6.06
12/23/99                Market Purchase                      2,000                    5.88
12/23/99                Market Purchase                      1,000                    6.00
12/27/99                Market Purchase                      2,000                    5.90
12/28/99                Market Purchase                      2,900                    5.78
12/28/99                Market Purchase                        800                    5.69
  1/5/00                Market Purchase                      4,000                    6.13
  1/6/00                Market Purchase                      2,000                    6.13
 1/12/00                Market Purchase                      2,000                    6.69
 1/12/00                Market Purchase                      2,000                    6.63
 1/12/00                Market Purchase                      2,000                    6.31
 1/14/00                Market Purchase                      2,000                    6.50
 1/14/00                Market Purchase                      5,000                    6.75
 1/14/00                Market Purchase                      6,000                    6.63
 1/18/00                Market Purchase                      8,000                    6.63
 1/27/00                Market Purchase                      2,000                    6.69
 1/27/00                Market Purchase                      4,000                    6.63
 1/28/00                Market Purchase                      2,000                    6.56
  2/1/00                Market Purchase                      6,000                    6.50
  2/1/00                Market Purchase                        400                    6.44
  2/3/00                Market Purchase                      2,000                    6.63
  2/3/00                Market Purchase                      3,700                    6.50
  2/4/00                Market Purchase                        100                    6.50
  2/8/00                Market Purchase                      9,500                    6.25
  2/8/00                Market Purchase                      1,000                    6.13
  2/9/00                Market Purchase                      8,000                    6.25

                            LIEBLONG TRANSPORT, INC.

                          TYPE OF                     NUMBER OF                     PRICE
                          ------                      ---------                     -----
DATE                    TRANSACTION                    SHARES                     PER SHARE
----                    -----------                    ------                     ---------
12/22/99                Market Purchase                  1,000                      5.81
  1/7/00                Market Purchase                  1,000                      6.38
  1/7/00                Market Purchase                  1,500                      6.31
  1/7/00                Market Purchase                  1,000                      6.25
 2/10/00                Market Purchase                  5,000                      6.31
 2/10/00                Market Purchase                  1,000                      6.31
 2/10/00                Market Purchase                  3,000                      6.38
 2/10/00                Market Purchase                  4,000                      6.31
 2/10/00                Market Purchase                  4,000                      6.31
 2/14/00                Market Purchase                  2,000                      6.38
 2/14/00                Market Purchase                  5,700                      6.38

                               ALEX R. LIEBLONG

                          TYPE OF                     NUMBER OF                    PRICE
                          ------                      ---------                    ------
DATE                    TRANSACTION                    SHARES                    PER SHARE
----                    -----------                    ------                    ---------
12/30/99                Market Purchase                 3,000                       6.00
12/30/99                Market Purchase                 3,000                       6.00
12/30/99                Market Purchase                 3,000                       6.00
12/31/99                Market Purchase                 1,000                       6.00
12/31/99                Market Purchase                 2,000                       6.25
 2/14/00                Market Purchase                 3,000                       6.38

                                      PAUL SPANN

                          TYPE OF                    NUMBER OF                    PRICE
                          -------                    ---------                    -----
DATE                    TRANSACTION                   SHARES                    PER SHARE
----                    -----------                   ------                    ---------
12/30/99                Market Purchase                1,000                       5.88



     (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, any of the Issuer's Common Stock beneficially owned by the Holders.

     (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

     Exhibit A - List of each executive officer and director or general partner and each controlling person, if any, of the reporting persons as required by Item 2.
     Exhibit B - Agreement as to joint filings pursuant to Regulation Section
                 240.13d-1(k)(1)(iii).

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 2000                KEY COLONY FUND, L.P.


                                            /s/ ALEX R. LIEBLONG
                                        By:___________________________
                                        Name:  Alex R. Lieblong
                                        Title: General Partner


                                        LIEBLONG TRANSPORT, INC.


                                            /s/ ALEX R. LIEBLONG
                                        By:___________________________
                                        Name:  Alex R. Lieblong
                                        Title: President



                                        PAUL SPANN


                                        /s/ PAUL SPANN
                                        ______________________________

                                        ALEX R. LIEBLONG


                                        /s/ ALEX R. LIEBLONG
                                        ______________________________